Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 16, 2014

Relating to Preliminary Prospectus dated September 2, 2014

Registration No. 333-198052

TOKAI PHARMACEUTICALS, INC.

6,480,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated September 2, 2014 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-198052) (the “Registration Statement”) relating to these shares.

The following information supplements and updates the information contained in the Preliminary Prospectus. A copy of Amendment No.  1 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1404281/000119312514329019/d705598ds1a.htm

Common stock offered by us	6,480,000 shares

Common stock to be outstanding after this offering	21,841,742 shares (22,813,742 shares in the event the underwriters elect to exercise in full their over-allotment option to purchase additional shares from us)

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to 972,000 additional shares of our common stock.

Initial public offering price	$15.00 per share

Net proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $87.7 million, or approximately $101.2 million if the underwriters exercise their option to purchase additional shares from us in full, based on the initial public offering price of $15.00 per share.

Pro Forma as Adjusted Financial Data	Giving effect to this offering, as of June 30, 2014, our pro forma as adjusted consolidated balance sheet data would have been as follows (in thousands):

Consolidated Balance Sheet Data:
Cash and cash equivalents	$109,325
Working capital(1)	107,241
Total assets	110,071
Redeemable convertible preferred stock	—
Total stockholders’ equity (deficit)	107,398

(1)	We define working capital as current assets less current liabilities.

Giving effect to this offering, as of June 30, 2014, our pro forma as adjusted total capitalization would have been $107.4 million.

Dilution	After giving effect to our issuance and sale of 6,480,000 shares of common stock in this offering at the initial public offering price of $15.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value as of June 30, 2014 would have been $107.4 million, or $4.92 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.73 per share to existing stockholders. The initial public offering price per share significantly exceeds the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $10.08 per share.

Participation of principal stockholders	Certain of our existing stockholders and their affiliates, including our existing principal stockholders, have indicated an interest in purchasing up to an aggregate of approximately $16.6 million, or approximately 1,105,000 shares, of our common stock in this offering at the initial public offering price. In addition, Novo A/S has indicated an interest in purchasing up to an aggregate of $15.0 million, or 1,000,000 shares, of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering, or any of these parties may determine to purchase more, fewer or no shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, Telephone: (800) 414-3627, email: bmoprospectus@bmo.com, Stifel, Nicolaus & Company, Inc. One Montgomery Street, Suite 3700, San Francisco, CA 94104, Telephone: (415) 364-2720, email: SyndicateOps@stifel.com or William Blair & Company, L.L.C., Attention: Prospectus Department, 222 West Adams Street, Chicago, IL 60606, Telephone: (800) 621-0687, email: prospectus@williamblair.com.